
02033469

REALNETWORKS  2001 ANNUAL REPORT

RealNetworks® is the global leader in Internet media delivery.

Combining cutting edge technology with premium content, RealNetworks opens the world of rich digital audio and video to more than 250 million unique registered consumers of our products worldwide. The result is a multimedia experience that is truly revolutionary.

To Our Shareholders

Two thousand and one was a year that none of us will soon forget. Quite clearly, it was a year of great adversity and challenge for our country and society.



ROB GLASER CHAIRMAN AND CEO BRIAN V. TURNER SENIOR VICE PRESIDENT AND CFO LARRY JACOBSON PRESIDENT AND COO

It was also quite clearly a challenging year for several of the industries adjacent to RealNetworks' business, which our 2001 results reflect. In particular, the bursting of the Internet financial "bubble" affected both the systems software and advertising parts of our business. For the first time in our company's history, our annual revenue declined from the previous year, and our pro-forma profitability fell as well.

I told you last year that the changes brought about by the end of the bubble would take some time to work through. This has indeed been the case. We spent a lot of effort during 2001 retooling for the post-bubble world while keeping our core strengths intact. I believe that we have come through the challenges of 2001 stronger than ever in terms of our product portfolio, customer relationships, business fundamentals, and prospects for the future.

This past year, RealNetworks created and embraced strategic opportunities that have fortified our position as a true industry trendsetter, from both a consumer and technological standpoint. What's more, we believe that the seeds planted in 2001 will continue yielding benefits to our shareholders for many years to come.

Let's take a look at the highlights:

→ Ubiquity: In 2001, RealNetworks added more unique registered users than in any year in our history, bringing our worldwide base of users of our consumer products to over 250 million. RealNetworks has continued to lead the market overall — Nielsen//NetRatings reported that in December of 2001 U.S. home users of RealNetworks' formats outpaced the nearest competitor by a two-to-one margin.

→ RealOne: In 2001, RealNetworks launched RealOne, our most ambitious and compelling consumer offering ever. RealOne combines RealNetworks' leading digital media player, the RealOne Player, with brand-name digital programming — music, entertainment, sports and news from *ABCNEWS.com*, CNN, *E! Networks*, *FOXSports.com*, MLB, NASCAR.com, NBA and more. The RealOne experience provides users with the most enjoyable media-rich experience on the web.

RealOne Player integrates the playback, download and management functions of RealPlayer and


90%

NEARLY EVERY U.S. HOME PC HAS REALNETWORKS' CONSUMER SOFTWARE
– JUPITER MEDIA METRIX, SOFTSCAN REPORT 2001


NET REVENUES
$ IN MILLIONS
242
36
98
99
REVENUES BY
GEOGRAPHY
$ IN MILLIONS
27.8
134.2
UNITED STATES
CASH AND
EQUIVALENTS
$ IN MILLIONS
94
345
365
345
97
98
99
00
01

RealJukebox with a media browser and content discovery window. The entirely new user interface and functions increase the consumer's ability to discover, play and manage digital media, empowering consumers to revolutionize their digital media experience.

RealOne SuperPass is the successor to our very popular RealPlayer GoldPass content and software subscription service. With more than 500,000 paying subscribers in just 18 months, we have built the largest rich media subscription service on the Internet. And we're just getting going.

→ RealSystem: We continued to extend the reach of our RealSystem iQ delivery platform on a variety of fronts. Our strategy is fueled by what we call the "four **anys**": the ability to deliver media in **any** format from **any** operating system over **any** transport to **any** IP-enabled device. RealSystem iQ now supports more than 55 data types and over 20 operating systems. This approach provides RealNetworks with a strong and unique competitive advantage and allows us to provide a wide range of solutions for customers and partners.

In June, we unveiled RealSystem Media Commerce Suite (MCS), the industry's most complete and flexible commerce solution available for the secure licensing and delivery of digital media. MCS helps protect against piracy while enabling a range of business models and gives major content companies the confidence to bring their assets online. A leading example of an MCS customer is the MusicNet service that we, Bertelsmann, Virgin Holdings (EMI), and AOL Time Warner brought to market last fall.

Additionally, early in 2002, we announced RealSystem Mobile — a suite of products built on RealSystem to enable mobile networks to deliver audio and video to mobile consumers. We also announced a deep strategic alliance with Nokia through which the RealOne Player will become the standard media player on Nokia's multimedia handsets for the new advanced 2.5 and 3G wireless networks. Our relationships with Nokia and other partners such as Texas Instruments, Hitachi and Symbian will help us get our technology onto phones and into leading wireless networks worldwide.

250M

UNIQUE REGISTERED USERS WORLDWIDE – REALNETWORKS 2002


GROWTH OF REALNETWORKS' UNIQUE REGISTERED USERS
IN MILLIONS
16
48
97
173
98
99
00
01
HOME USERS OF REALNETWORKS' FORMATS*
IN MILLIONS
17.2
28.0
32.0
99
01
NUMBER OF WEBSITES WITH DIGITAL MEDIA CONTENT**
IN THOUSANDS
REALNETWORKS
WINDOWS MEDIA

We also made further headway in 2001 and early 2002 in home environments. We announced RealSystem and RealOne licensing and distribution agreements with Sony Computer Entertainment for the PlayStation® 2 video game system, Hewlett-Packard for their Digital Entertainment Center, and TiVo for their personal video recorder.

We accomplished all of the above while redoubling our commitment to prudent cost management and staying focused on our core strategic goals. The end of 2001 marked our 10th consecutive quarter of pro-forma operating profitability and our 15th quarter of positive pro-forma cash flow. And we ended the year with a strong and healthy balance sheet, with more than $360 million in cash on hand. Most important, our business model of connecting consumers to quality content through end-to-end media delivery remains as vibrant and powerful as ever.

In sum, I am proud of where we are and optimistic about the opportunities in front of us. All measures point to strong growth in audio and video consumer usage and creation worldwide in the coming years. RealNetworks is at the center of this growth and evolution of the digital media market. No other company is bringing together all the pieces to enable this industry to go to the next level. We will continue to use our unique position and dedicated focus to transform consumers' experience of media.

I want to thank our dedicated employees, hundreds of partners, millions of consumers around the world and you, our shareholders, for the ongoing support and confidence in the long-term future of our company. We will continue to work tirelessly in driving our business forward, all the while remaining profoundly optimistic about the limitless opportunities ahead of us.

Sincerely,

ROB GLASER
Chairman of the Board and Chief Executive Officer


COMPAQ
iPAQ
pocket pc

With RealOne™ Player's audio, video, and music capabilities, consumers can manage and listen to their audio library or tune into Internet radio from their set top box or personal video recorder.

With RealOne Player for Pocket PC, PDAs become your personal mobile jukebox.

RealOne Player supports more data types than any other media player and works with all the major MP3 devices for listening to your music.

RealNetworks added more unique registered users of the RealOne Player or RealPlayer® to its user base in 2001 than in any previous year.


RealNetworks is working with handset manufacturers and wireless operators to power the networks delivering wireless services to mobile consumers worldwide.
RealNetworks' video technology delivers HDTV and DVD quality at broadband bitrates.
RealNetworks' cross-platform technology means our technology can be adapted to any operating system, including Linux, Symbian, VXWorks, QNX, Windows CE, and other operating systems that power home devices.
With RealOne Player, gamers will be able to use Internet streaming media for any number of applications on their game console.




RealOne



At RealNetworks, we are designing industry-leading products that provide consumers with the tools to access digital audio and video in a unified media experience that is truly second to none.

With RealOne, we've combined the advanced features and technology of the RealOne Player with premium, top-brand digital programming that consumers love — sports, news, music and entertainment. We have built an exciting subscription service with RealOne SuperPass and RealOne MusicPass, which deliver audio and video programming from the top sports leagues and from trusted news sources, along with entertainment programs and music from top artists.

The all-in-one RealOne Player is the most advanced tool for experiencing digital media online. We've taken the best of our RealPlayer and RealJukebox® products and combined them with a powerful media browser to provide users with an unmatched, multi-dimensional media experience. The result is a completely redesigned user interface with a customizable three-pane environment, allowing consumers to seamlessly navigate between media playback, an information window and a fully functional media browser — creating their own "Play-More-Explore" experience.

RealOne features cutting edge technology such as TurboPlay™, which provides broadband users with near-instant playback of RealAudio® and RealVideo® streams. This groundbreaking technology virtually eliminates delays and creates a TV-like experience for broadband users — right on their PCs.

What makes RealOne truly unique are the subscription services featuring premium news, sports, music and entertainment content. We've partnered with more than twenty leading media and content companies including ABCNEWS.com, CNN, E! Networks, FOXSports.com, iFILM, NASCAR.com, NBA, ON24, The Wall Street Journal Online, The Weather Channel and more. Already, our member base has catapulted to more than 500,000 paying subscribers. RealOne MusicPass offers consumers more than 40 stations of pre-programmed advertising-free radio and music from major and independent labels including Bertelsmann, Virgin Holdings (EMI), AOL Time Warner and Zomba.

Finally, through our popular RealArcade™ software, RealNetworks has become an industry leader in the online distribution of games. In just 10 months, consumers have downloaded 4.5 million copies of RealArcade and have used the software to download more than 15 million individual games. The RealArcade system provides consumers with play-before-you-pay access to the best games online while giving game creators and publishers all the necessary tools to build a profitable business around the online delivery of their products.


500
400
286
212
129
12
3
6
9
12
00
01

REALNETWORKS' PREMIUM SUBSCRIBER GROWTH IN THOUSANDS





BEYOND THE PC



At the dawn of the digital age, driving media to consumers via their PC is just the first step in a process that will one day transform the way we experience audio and video media. With the next generation of digital technology taking root, consumers will want to hear their favorite music and even watch video clips wherever and whenever possible, from the comfort of their own homes to the palm of their hand. Together with some of the leading makers of digital media devices, RealNetworks is making it possible for the millions of people who use RealNetworks technology to do just that.

RealNetworks' newly unveiled RealOne Player is fast becoming the gold standard for digital media home appliances as well as the media player for the next generation of category leading devices. These include Sony Computer Entertainment's PlayStation® 2, TiVo™, the HP Digital Entertainment Center, and Compaq iPAQ™ Pocket PC devices. Looking to the future, RealNetworks' work with chip manufacturers Intel, Texas Instruments, STMicroelectronics, NEC, and Philips Semiconductors will help ensure that our core technology is optimized for the chips powering many of tomorrow's most advanced portable, wireless and home devices. With a depth of technology for both servers and clients, RealNetworks is helping to build the distribution systems of the future as evidenced by our recent agreement with Nokia, the world leader in mobile communications technology, to provide users of next generation mobile phones with access to the more than one million Web pages featuring RealAudio and RealVideo, as well as mobile standards-compliant content.

No one knows what technology will dominate the next generation of digital media, but with our cutting-edge innovation and growing relationships with content and device providers, RealNetworks will be there every step of the way.


Pause
Stop
NOKIA


INFRASTRUCTURE



Today, when most people hear the name RealNetworks, our wide range of consumer products such as RealPlayer, RealJukebox and now RealOne Player are the first things that come to mind. But, at RealNetworks, what's happening behind the scenes — from award-winning compression technologies to carrier-class back-end systems — is truly the foundation of our success.

Our strategy is fueled by the "four **anys**": to deliver **any** media from **any** operating system over **any** transport to **any** IP-enabled device. Our industry-leading RealSystem iQ is the only universal media delivery system capable of delivering more than 50 datatypes.

With our advanced Neuralcast™ Technology, which forms the backbone of RealSystem® iQ, we are able to create honeycombed networks that allow servers to talk to each other seamlessly and make instantaneous decisions regarding capacity sharing, optimization and redundancy. This cuts down on service bottlenecks and provides up to 100% reliability in live broadcast transmissions.

For example, during the tragic events of September 11th, our RealSystem iQ was up to the task, successfully delivering live broadcasts to one of the largest sustained Internet media audiences to date — more than 100,000 simultaneous viewers.

In 2001, we took the next step in our technology infrastructure development with the unveiling of RealSystem Media Commerce Suite (MCS), which combines the industry's most complete and flexible digital rights management technology for content owners to manage consumers' access rights. Capable of supporting a whole host of business models from subscription to video on demand, Media Commerce Suite has been deployed by some of the leading delivery networks and broadcasters including Exodus, BBC Technology, BT Ignite and MusicNet.

Of course, the next great challenge in digital technology is developing the capability to deliver digital media across wireless networks. With the release of RealSystem Mobile, RealNetworks is again on the cutting edge. RealSystem Mobile is the only proven, end-to-end digital media platform that enables mobile network operators to deliver both today's Internet content and tomorrow's mobile-designed content over 2.5 and 3G networks. A flexible, robust platform designed for broadscale distribution, RealSystem Mobile allows content providers to create mobile-ready content for their customers on the go — once again demonstrating that the real action is occurring behind the scenes.


10
15
21
26
31
35
01
02
03
04
05
06

CONSUMER ADOPTION OF BROADBAND* IN MILLIONS OF U.S. HOUSEHOLDS




ENTERPRISE





Around the world, streaming media over public and private IP networks is now one of the most effective tools for Fortune 1000 companies, educational institutions and federal and state government agencies, all of which are intent on improving efficiency and reducing costs.

With end-to-end solutions for creating, delivering, managing and playing rich media content, RealNetworks is providing these organizations with a unique value proposition that supports a diverse range of objectives. Only RealNetworks has the capabilities to knit together such diverse customer requirements as network infrastructure software, deployment and system integration, on-going high touch support, and hosting and content creation services.

For corporations, rich media provides enormous benefits in reducing costs related to corporate communications and training as well as increasing productivity by cutting down on travel and increasing the timeliness and quality of communications. For information-intensive environments such as financial services, high tech, and pharmaceuticals, better information flow translates directly into competitive advantage.

With RealNetworks' internal and external corporate communications solutions, companies can cut down on the high cost of company events and rely instead on rich media for everything from undertaking company-wide initiatives and issuing quarterly earnings reports to new advanced marketing efforts.

Moreover, rich media enterprise solutions can create both new revenue channels and increase the efficiency of already existing ones.

Take for example Oracle Corporation, which is using RealNetworks' rich media solutions to communicate with employees, customers, prospects, partners, and developers. Streaming media offers Oracle the flexibility to produce and distribute thousands of hours of original programming in a cost effective manner in line with corporate objectives. For example, by delivering seminars via streaming, Oracle has significantly cut the delivery cost per attendee and the programs generate thousands of sales leads every week for Oracle.

It's not just the corporate world, however, that is reaping the benefits: educational institutions such as the University of Miami and Oklahoma State University are using RealNetworks' rich media solutions for everything from broadcasting classes and providing distance learning to recruiting new students. In addition, rich media solutions from RealNetworks enable South Dakota Public Broadcasting to stream live audio of the State Legislature of South Dakota's proceedings to computers in homes, offices, and schools across the state. As a result, South Dakota is enlarging the public gallery for House and Senate chambers and involving thousands of citizens in the political process.


2.8
2.3
1.2
0.6
0.3
0.1
00
01
02
03
04
05

NORTH AMERICAN ENTERPRISE STREAMING MARKET OPPORTUNITY*
$ IN BILLIONS

* Jupiter Media Metrix, 2001

CORPORATE INFORMATION

BOARD OF DIRECTORS

Rob Glaser
Chairman of the Board
and Chief Executive Officer

Edward Bleier
Senior Advisor, Warner Bros.

James Breyer
Partner, Accel Partners

Bruce Jacobsen
Retired President,
RealNetworks, Inc.

Kalpana Raina
Executive Vice President,
The Bank of New York

EXECUTIVE OFFICERS

Rob Glaser
Chairman and
Chief Executive Officer

Lawrence Jacobson
President and
Chief Operating Officer

Phillip Barrett
Senior Vice President,
Consumer Products

Kelly Jo MacArthur
Senior Vice President,
Legal and Business Affairs,
General Counsel and
Corporate Secretary

Martin Plaehn
Senior Vice President,
Media Systems

Carla Stratfold
Senior Vice President,
North American Sales

Brian V. Turner
Senior Vice President,
Finance and Operations,
Chief Financial Officer
and Treasurer

CORPORATE OFFICERS

Alex Alben
Vice President, Government Affairs

Steve Banfield
Vice President, Strategic Relations

Martine Charles
Vice President,
Corporate Communications

Ricardo Cidale
Vice President,
Sales and Strategic Relationships

Susan Coskey
Vice President, Human Resources

Scott Ehrlich
Vice President,
Media Acquisition and Distribution

Erik Flannigan
Vice President,
Music Services and Programming

Mark Hall
Vice President,
RealOne Service,
Europe/Asia Pacific/Latin America

Brad Hefta-Gaub
Vice President,
Product Development,
Media Systems

Bob Kimball
Vice President,
Legal and Business Affairs

Nagesh Pabbisetty
Vice President,
Real Broadcast Network

David Richards
Vice President, Consumer Systems

Tom Romary
Vice President,
Consumer Marketing

Joanna Shields
Vice President and
Managing Director, Europe

Steven Snell
Vice President,
North American Sales

David Yuen
Vice President and
Managing Director, Asia Pacific

SHAREHOLDER INFORMATION

Corporate Headquarters
2601 Elliott Avenue, Suite 1000
Seattle, WA 98121

RealNetworks, Inc. Web Site
For more information on the Company, please visit its Web site at www.realnetworks.com or www.real.com

Annual Meeting of Shareholders
2:00 p.m., Thursday
June 6, 2002
The Edgewater Hotel
Pier 67, 2411 Alaskan Way
Seattle, Washington 98121

SHAREHOLDER SERVICES AND INVESTOR RELATIONS

Transfer Agent and Registrar
Mellon Investor Services LLC
Shareholder Relations
P.O. Box 3315
South Hackensack, NJ 07606
or
85 Challenger Road
Ridgefield Park, NJ 07660

(800) 522-6645
For Domestic Shareholders

(800) 231-5469
TDD for Hearing Impaired
Shareholders

(201) 329-8660
For International Shareholders

(201) 329-8354
TDD for Hearing Impaired
International Shareholders

Independent Auditors
KPMG LLP
Seattle, Washington

Form 10-K: Available Without Charge Upon Request
Copies of the RealNetworks, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission are available from the Company without charge. Contact RealNetworks' Investor Relations, Attention Elizabeth Pheasant, at investor_relations@real.com, by correspondence to the corporate headquarters address at left, or by telephone or fax:

(206) 674-2330
(206) 674-2699 fax

Forward-Looking Statements
This report may contain forward-looking statements regarding RealNetworks' business or other factors that may affect future earnings or financial results. These forward-looking statements include those referred to in "Special Note Regarding Forward-Looking Statements" portion of the Form 10-K that is included with this Annual Report.
This Annual Report also contains forward-looking statements regarding the following: RealNetworks' ability to maintain our leadership position in technology and to innovate rapidly; our ability to build on our market leadership; the future desires of rich media consumers; RealNetworks' ability to continue to build long term value for shareholders; RealNetworks' ability to continue to grow its subscription service; RealNetworks' ability to become the standard media player on its alliance partners' multimedia handsets; and RealNetworks' ability to get its technology onto phones and into leading wireless networks worldwide. Actual results could differ materially from those contained in such forward-looking statements. Additional information concerning factors that could cause RealNetworks' actual results to differ materially from those contained in such forward-looking statements can be found in the sections of this report entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Factors that May Affect Our Business, Future Operating Results and Financial Condition".


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